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                                                                      Exhibit 99
                                                                      ----------

Reporting Person:                  Joseph M. DeLuca

Address:                           c/o Health Care Investment Visions, LLC
                                   1134 Ballena Blvd.
                                   Alameda, CA 94501

Issuer and Symbol:                 Crdentia Corp. [CRNC.OB]

Statement for:                     September 2, 2003


Explanation of Response:
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The Convertible Subordinated Promissory Note (the "Note") was purchased pursuant to a certain subscription agreement between the DeLuca Trust, Joseph M. DeLuca, Trustee, dated 1/7/2000 (the "Reporting Person's Trust") and the Issuer, whereby the Reporting Person's Trust purchased a Note in the aggregate principal amount of $50,000. The Note has a twelve month maturity and is convertible at the option of the Reporting Person into shares of the Issuer's common stock at a share conversion price equal to the lesser of (1) $1.50 per share or (2) the per share price of equity securities issued in the Company's next private equity financing.

Reporting Person is an affiliate of Health Care Investment Visions, LLC which also entered into a subscription agreement with the Issuer and purchased a Note in the aggregate principal amount of $25,000. Reporting Person disclaims any beneficial ownership in this security, except to the extent of his pecuniary interests.